EXHIBIT 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Eldorado Gold Corporation (the “Company”) Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Following the Special Shareholders Meeting of the Company held on February 21, 2012 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, we hereby notify you of the following results obtained at the Meeting:

Issuance of Shares in Connection with Arrangement

The adoption of an ordinary resolution approving the issuance of common shares of the Company in connection with the proposed acquisition of European Goldfields Limited, and the issuance of common shares of the Company issuable upon valid exercise of the replacement stock options, all as more particularly described in the Company’s information circular dated January 23, 2012, was duly approved by a vote by ballot, with the following results:

For	Against
381,094,497 (96.04%)	15,710,199 (3.96%)

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss
Vice President, Administration and Corporate Secretary